MEMORANDUM

TO:	Vincent J. Di Stefano, Securities and Exchange Commission (the “Commission”)

FROM:	Michelle Lombardo

DATE:	May 12, 2011

RE:	The Roxbury Funds (the “Fund” or the “Registrant”)
(1933 Act Registration No. 333-133691; 1940 Act Registration No. 811-21897)
Response to SEC Comments on Fund’s Preliminary Proxy Statement

As requested, this is in response to your comment concerning Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”).  The United States Congress enacted Section 15(f) in 1975 in response to Rosenfeld v. Black, 445 F.2d 1337 (2d Cir 1971), which generally held that an investment adviser violated its fiduciary duty when it received a profit from the sale of its business.  The Commission has stated that Section 15(f) provides a non-exclusive safe harbor for a situation in which an investment adviser or any of its affiliated persons receives any profit in connection with a sale of the investment adviser or its affiliated persons.  See Citigroup Inc., July 26, 2006, No-Action letter, 2006 SEC No-Act. LEXIS 552.  The Fund believes that the term “non-exclusive safe harbor” means that compliance with Section 15(f) is not the only way for the investment adviser to a registered investment company to meet its fiduciary duty in the event of an assignment of the investment advisory contract with such company.(1)

Section 15(f) of the 1940 Act has two conditions.  One condition requires that no “unfair burden” be imposed on the Fund as a result of the transaction.  The Fund’s adviser has confirmed there will be no unfair burden placed on the Fund as a result of the transaction.  The other condition requires that during the three-year period following the consummation of a transaction, at least 75% of the board of a fund advised by such investment adviser must be persons who are not “interested persons” as defined in the 1940 Act of the investment adviser or the predecessor investment adviser (“Independent Trustees”).  Currently, the Fund’s Board consists of three

(1)   The Commission has interpreted another safe harbor similarly.  With respect to Regulation S-P, the Commission and other federal agencies (the “Agencies”) adopted an amended privacy notice on November 16, 2009.  In that release, the Agencies noted “[w]hile the model form provides a legal safe harbor, institutions may continue to use other types of notices that vary from the model form so long as these notices comply with the privacy rule.”  See Final Model Privacy Form Under the Gramm-Leach-Bliley Act, Federal Register, Vol. 74, No. 229, December 1, 2009.

trustees, two of whom (67%) are Independent Trustees.  The Fund believes its Board’s current composition with 67% of its members being Independent Trustees adequately protects the interests of Fund shareholders.  The Fund also believes that the addition of another Trustee in order to meet the 75% requirement would unnecessarily increase the costs to Fund shareholders with no additional benefit.  The sensitivity to shareholder costs is particularly relevant here since the Fund is a one-portfolio investment company with assets under $105 million.  The Fund further believes it would not be in the best interests of shareholders to have the non-Independent Trustee (the “Interested Trustee”) resign from the Board given the experience that the Interested Trustee brings to the Board.  In addition, the Interested Trustee, as a member of the Board, owes a fiduciary duty to Fund shareholders that aligns the Interested Trustee’s interests with those of the Fund shareholders and Independent Trustees.

The Fund also notes that its position is supported by the Commission’s suggestion in another context that a requirement that 75% of a fund’s board be comprised of persons who are not “interested persons” of the fund (“independent Board members”) would be inappropriate for a three-person Board.  Investment Company Governance Final Rule, Release IC-265210, effective September 7, 2004 (the “Fund Governance Release”), required investment companies relying on certain exemptive rules to have at least 75% of the board consist of independent Board members.  See Rule 0-1(a)(7)(i) under the 1940 Act.  However, the SEC provided an exception in the Rule for three-person boards.  That exception provided that three-person boards would only be required to have two of the three board members (67%) as independent board members.  Here, the Fund’s current board structure meets that proposed exception in Rule 0-1(a)(7)(i) since 67% of the Board are Independent Trustees.  In the Fund Governance Release, the Commission explained that “[a] 75 percent standard would require a three-person board with two independent directors to either replace its inside director with an independent director, hire an additional independent director to satisfy the new standard, or seek the resignation of the interested director.  We are sensitive to the costs of our rules and therefore have modified the final rule to include an exception for boards with three directors.”  Like the Commission, the Fund considered the preceding alternatives and concluded similarly.

As my voice message indicated, the change of control referenced in the Fund’s preliminary proxy statement is scheduled to close Monday, May 16, 2011.  Accordingly, I would appreciate it if you would get back to me (215-988-2867) by the end of this week.  Thank you.